Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

This filing relates to the proposed merger involving B. Riley Principal 150 Merger Corp. (“B. Riley”) with FaZe Clan Inc. (“FaZe Clan”), pursuant to the terms of that certain Merger Agreement, dated as of October 24, 2021.

On October 25, 2021, FaZe Clan posted a video on its social media accounts on Twitter and Instagram. A copy of the transcript of the video is set forth below.

FAZE TRICKSHOT ANNOUNCEMENT VIDEO TRANSCRIPT

FaZe Rain: What’s up guys, it’s FaZe Rain here.

FaZe Temperrr: What’s up guys, this is FaZe Temperrr

FaZe Apex: What’s up guys, FaZe Apex here

FaZe CBass: What’s up guys, it’s FaZe Cbass here

FaZe Rain: And we are coming at you guys today with one of the biggest announcements FaZe Clan has had yet to date.

FaZe CBass: Our biggest announcement ever.

FaZe Rain: As you know we started in 2010 and all we really cared about back then was trickshots

FaZe CBass: It was just a group of friends with a YouTube channel

FaZe Rain: We have grown and evolved so much over the last 11 years into a global lifestyle and media platform.

FaZe Temperrr: We really couldn’t have done it….

FaZe CBass: Without you guys….

FaZe Temperrr: The fans…

FaZe Apex: You guys are FaZe Clan...

FaZe CBass: So that’s why we’re excited to share this announcement personally with you.

FaZe Temperrr: FaZe Clan...

FaZe Rain: FaZe Clan is going to become a public company.

FaZe CBass: FaZe Clan is going to become a public company.

FaZe Apex: We’re gonna be on Wall Street guys.

FaZe Rain: And without you guys, obviously this would never be possible

FaZe Apex: This is a natural next step in the growth of FaZe

FaZe CBass: In the growth of what FaZe Clan is

FaZe Rain: The team that came from making trickshots is now going public, how crazy is that?

FaZe Apex: This isn’t just a big moment for us in FaZe Clan…

FaZe CBass: It’s a huge moment for everybody who grew up on the internet with us.

FaZe Temperrr: We’ve grown up with you guys.

FaZe CBass: This is really something we’ve all created together.

FaZe Temperrr: This is your company, your brand.

FaZe Apex: Without you guys we would never be here.

FaZe Rain: I’m so proud of my entire team here at FaZe for being a part of something so incredible. It means the world to us, man.

FaZe Temperrr: That’s it for now

FaZe CBass: Hope everyone’s as excited about this as we are.

FaZe Apex: Get ready. FaZe Up.

FaZe Rain: FaZe Up

FaZe CBass: FaZe Up

FaZe Temperrr: FaZe Up

COMPILED TRANSCRIPT:

What’s up guys, it’s FaZe Rain here. What’s up guys, this is FaZe Temperrr. What’s up guys, FaZe Apex here. What’s up guys, it’s FaZe Cbass here. And we are coming at you guys today with one of the biggest announcements FaZe Clan has had yet to date. Our biggest announcement ever. As you know we started in 2010 and all we really cared about back then was trickshots. It was just a group of friends with a YouTube channel. We have grown and evolved so much over the last 11 years into a global lifestyle and media platform. We really couldn’t have done it without you guys…the fans…you guys are FaZe Clan. So that’s why we’re excited to share this announcement personally with you. FaZe Clan...FaZe Clan is going to become a public company. FaZe Clan is going to become a public company. We’re gonna be on Wall Street guys. And without you guys, obviously this would never be possible. This is a natural next step in the growth of FaZe. In the growth of what FaZe Clan is. The team that came from making trickshots is now going public, how crazy is that? This isn’t just a big moment for us in FaZe Clan...It’s a huge moment for everybody who grew up on the internet with us. We’ve grown up with you guys. This is really something we’ve all created together. This is your company, your brand. Without you guys we would never be here. I’m so proud of my entire team here at FaZe for being a part of something so incredible. It means the world to us, man. That’s it for now. Hope everyone’s as excited about this as we are. Get ready. FaZe Up. FaZe Up. FaZe Up. FaZe Up

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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